No. 812-13566

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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       SECOND AMENDED AND RESTATED APPLICATION FOR APPROVAL OF A DOCUMENT
       DESTRUCTION PLAN PURSUANT TO RULE 31a-2(f)(4) UNDER THE INVESTMENT
                        COMPANY ACT OF 1940, AS AMENDED.

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                                    IPC FUNDS

                       c/o Sutherland Asbill & Brennan LLP
                           1275 Pennsylvania Ave., NW
                              Washington, DC 20004

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                   ALL COMMUNICATIONS, NOTICES, AND ORDERS TO:
                               David S. Goldstein
                         Sutherland Asbill & Brennan LLP
                           1275 Pennsylvania Ave., NW
                              Washington, DC 20004

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                                January 28, 2009
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                            UNITED STATES OF AMERICA

                                   BEFORE THE

                       SECURITIES AND EXCHANGE COMMISSION

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IN THE MATTER OF:                             APPLICATION FOR APPROVAL OF A
                                              DOCUMENT DESTRUCTION PLAN PURSUANT
IPC FUNDS                                     TO RULE 31a-2(f)(4) UNDER THE
                                              INVESTMENT COMPANY ACT OF 1940,
c/o Sutherland Asbill & Brennan LLP           AS AMENDED
1275 Pennsylvania Ave., NW
Washington, DC  20004

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                                  INTRODUCTION

      IPC Funds (the "Trust") hereby submits for approval from the Securities and Exchange Commission (the "Commission") the attached document destruction plan (the "Plan"), pursuant to Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the "1940 Act").

                        GENERAL DESCRIPTION OF THE TRUST

      The Trust is an Ohio business trust, registered under the 1940 as an open-end management investment company. The board of trustees of the Trust (the "Board") is comprised of three trustees, each of whom is not an "interested person" as defined in the 1940 Act. The Trust is comprised of three series, the WWW Internet Fund, Growth Flex Fund and Market Opportunities Fund (each a "Fund" and together the "Funds").

      The Funds were closed to new investors as of the close of business on August 16, 2004. Each Fund liquidated its assets on August 19, 2004. On August 19, 2004, the Market Opportunities Fund distributed substantially all of its net assets to its shareholders. Each of the WWW Internet Fund and the Growth Flex Fund distributed substantially all of its net assets to its shareholders in two distributions, one on August 19, 2004 and a second distribution on November 15, 2004. The Trust is currently in the process of preparing an application on Form N-8F requesting an order from the Commission pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company (the "N-8F Order").
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      The Trust was formerly advised by IPC Advisors, Inc. ("IPC Advisors").
However, the Trust terminated its investment advisory agreement with IPC Advisors effective November 26, 2004 and IPC Advisors has subsequently ceased operations. Likewise, the Trust's former transfer agent, Capital Fund Services, Inc. ("Capital Fund Services"), has also ceased operations.

                                 LEGAL ANALYSIS

I. APPLICABLE LAW

      Section 31 of the 1940 Act provides that an investment company shall maintain and preserve such records (as defined in Section 3(a)(37) of the Securities and Exchange Act of 1934 (the "1934 Act")) for such period or periods as the Commission, by rules and regulations, may prescribe as necessary or appropriate in the public interest or for the protection of investors. Section 3(a)(37) of the 1934 Act defines records as accounts, correspondence, memorandums, tapes, discs, papers, books, and other documents or transcribed information of any type, whether expressed in ordinary or machine language.

      Rule 31a-1 under the 1940 Act sets forth the records that are required to be maintained by registered investment companies, while Rule 31a-2 under the 1940 Act sets forth the time periods for which records are required to be maintained, as well as the formats in which they may be maintained. Rule 31a-2(a)(1) provides that certain records must be maintained "permanently."


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II. NEED FOR RELIEF

      Since both the former investment adviser and former transfer agent of the Trust have ceased operations, the Board has retained InfoStore LLC ("InfoStore") to preserve the records of the Trust pursuant to the terms of the Plan. Given the cost and impractibility of compensating InfoStore to retain those records "permanently," the Plan provides that the records shall be destroyed ten years from the date of the receipt of the N-8F Order. The Plan, attached hereto as Exhibit A, also provides that for the ten-year period after the receipt of the N-8F Order, InfoStore will retain all books and records of the Trust that were, on November 26, 2004, in the possession of the Trust; IPC Advisors, or Capital Fund Services, as well as all books and records created on behalf of the Trust from November 26, 2004 until the date of the receipt of the N-8F Order (the "Records" and each a "Record"). The Records include all books records required to be maintained and preserved by a registered investment company pursuant to
Section 31 of the 1940 Act and Rules 31a-1 and 31a-2 thereunder. Each Record will be retained for the entire ten-year period, regardless of the length of time the Record is required to be retained under Rules 31a-1 and 31a-2. The Records will be maintained in paper format (or such alternative format as is permitted by Rule 31a-2) and in standard file boxes at InfoStore's facility in Brooklyn Heights, Ohio, or at any other facility owned or operated by InfoStore. The Plan further provides that InfoStore, during the ten-year period in which it is in possession of the Records, shall provide such Records to the Commission, or any other federal or state regulatory or judicial body, at its request. At the conclusion of the ten-year period, the Records will be destroyed by Certified Shredding, or any method deemed appropriate by InfoStore.

      Given that Rule 31a-2(a)(1) requires that certain of the Trust's records be maintained permanently, the Trust requires approval from the Commission in order to implement the Plan.


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III. CONSIDERATIONS OF THE BOARD

      Because the Trust's former service providers have ceased operations, the Board hired unaffiliated parties to help it wind down the operations of the Trust. The Board retained Mutual Shareholder Services, LLC ("MSS") to serve as the Trust's transfer agent to attempt to find the few shareholders who never cashed their liquidation checks and to escheat any funds to such shareholders' states of last residence if they could not be found. The Board retained InfoStore to serve as the Trust's record keeper.

      Since, as is noted below, the Trust will soon cease to exist, the Board felt the need to put a realistic plan into place for the future of the Trust's Records. Since "forever" is not a concept that is readily used in business dealings, the Board did not feel that it was appropriate to try to contract with an unaffiliated party to retain the Trust's Records "forever." Instead, giving consideration to the Trust's financial resources, the Board determined an appropriate time frame during which to retain InfoStore to maintain the Trust's Records.

      The Trust has limited remaining financial resources and a substantial portion of those resources must be allocated to wind down the Trust's affairs, including the preparation and filing of the Form N-8F, preparation and filing of the final Form N-SAR, preparation and filing of the final federal income tax return (including payment of any remaining taxes), and the filing of the documents of dissolution with the state of Ohio.(1) In determining what amount the Trust can afford to pay InfoStore, the Board considered these additional remaining costs. The allocation of a substantial portion of the Trust's remaining resources to compensate a document storage company to retain the Records for an extended period of time did not make practical sense given that the Trust ceased operations in 2004 and that the Trust will cease to exist as soon as it files for dissolution under Ohio law (the Board anticipates filing for dissolution shortly after the receipt of the N-8F Order).

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(1) As of December 31, 2008, the Trust had $47,323.04 in remaining assets.


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      Based on the factors and considerations listed above and those set forth below, the Board determined that ten years was an appropriate length of time. Among other things, the Board considered that ten years from the receipt of the N-8F Order would be more than 14 years from the liquidation of the Funds, and that any issues that could arise that would require a review of the Records, would very likely arise during that time period. During the four years since the Trust has ceased operations as a mutual fund, MSS has obtained copies of all of the Records that it requires in order to fulfill its duties as transfer agent. In addition, other than the staff of the Mid-West Regional office of the Commission, the only party that has needed access to the Records since that time is the Board's independent counsel. The Board's independent counsel does not anticipate needing access to the Records in the future.

      The Trust is not currently a party to any litigation or administrative proceedings and the Board is not aware of any liabilities of the Trust that would give rise to any litigation or administrative proceedings in the future. The Board also is not aware of any applicable statute of limitations that would extend for a period of 14 years from the time of an event giving rise to any potential liability. The Board did consider the fact that the Commission takes the position that there is no statute of limitations with respect to certain types of enforcement actions, but believes that it is reasonable to assume that any facts that could lead to an enforcement action would come to light during the 14 years between the date that the Trust liquidated its assets and the destruction of the Trust's Records.

      In investigating storage alternatives, the Board did consider options of storing the Records electronically. However, given that there are currently 246 boxes of Records that would need to be converted to electronic files, and that the Board would still need to hire a third party such as InfoStore to retain the electronic files, the Board determined that the benefits of electronic records would not outweigh the additional costs.


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                                 COMMUNICATIONS

      Please address all communications concerning this application and the Notice and Order to:

                               David S. Goldstein
                         Sutherland Asbill & Brennan LLP
                           1275 Pennsylvania Ave., NW
                              Washington, DC 20004

                                 AUTHORIZATIONS

      The filing of this Application for the approval sought herein and the taking of all acts reasonably necessary to obtain the approval requested herein was authorized by the Board at a special meeting held on June 30, 2008. A copy of the resolutions then adopted is attached as Exhibit B. Such authorization still remains in effect.


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      The Trust has caused this Application to be duly signed on its behalf on the 28th day of January, 2009.

                                        IPC FUNDS

                                        By: /s/ Robert C. Thurmond
                                        Name: Robert C. Thurmond
                                        Title: Chairman of the Board of Trustees


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                                  VERIFICATION

      The undersigned states that he has duly executed the attached Application dated January 28, 2009, for and on behalf of IPC Funds; that he is the Chairman of the Board of Trustees of IPC Funds; and that all actions by trustees and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information, and belief.

                                                          /s/ Robert C. Thurmond
                                                          ----------------------
                                                          Robert C. Thurmond
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                                  EXHIBIT LIST

A     Plan for Maintenance, Preservation and Destruction of Books and Records.

B     Resolutions adopted by the Board of Trustees of IPC Funds.
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                                    EXHIBIT A

                                    IPC FUNDS

     PLAN FOR MAINTENANCE, PRESERVATION AND DESTRUCTION OF BOOKS AND RECORDS

                                ___________, 2009

      This Plan is adopted by IPC Funds (the "Trust"), an Ohio business trust, in compliance with Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the "1940 Act"), for and on behalf of each of its series the WWW Internet Fund, Growth Flex Fund and Market Opportunities Fund (each a "Fund" and together the "Funds").

SECTION 1. BACKGROUND

The Funds were closed to new investors as of the close of business on August 16, 2004. Each Fund liquidated its assets on August 19, 2004. On August 19, 2004, the Market Opportunities Fund distributed substantially all of its net assets to its shareholders. Each of the WWW Internet Fund and the Growth Flex Fund distributed substantially all of its net assets to its shareholders in two distributions, one on August 19, 2004 and a second distribution on November 15, 2004. Shortly after the Effective Date (defined below) the Trust intends to make the appropriate filings in the state of Ohio to dissolve as a business trust.

SECTION 2. EFFECTIVE DATE

The Effective Date of this Plan shall be the effective date of an order from the Securities and Exchange Commission pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company.

SECTION 3. DOCUMENT RETENTION

For a period of ten (10) years commencing on the Effective Date of this Plan (the "ten-year period"), InfoStore LLC ("InfoStore") will retain all books and records of the Trust that were, on November 26 2004, in the possession of the Trust; IPC Advisors, Inc., the Trust's former investment adviser; or Capital Fund Services, Inc., the Trust's former transfer agent, as well as all books and records created on behalf of the Trust from November 26, 2004 until the Effective Date (the "Records" and each a "Record"). The Records include all books and records required to be maintained and preserved by a registered investment company pursuant to Section 31 of the 1940 Act and Rules 31a-1 and 31a-2 thereunder. Each Record will be retained for the entire ten-year period, regardless of the length of time the Record is required to be retained under Rules 31a-1 and 31a-2. The Records will be maintained in paper format (or such alternative format as is permitted by Rule 31a-2) and in standard file boxes at InfoStore's facility in Brooklyn Heights, Ohio, or at any other facility owned or operated by InfoStore.


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During the ten-year period in which it is in possession of the Records,
InfoStore shall provide such Records to the Securities and Exchange Commission, or any other federal or state regulatory or judicial body, at its request.

SECTION 4. DOCUMENT DESTRUCTION

At the conclusion of the ten-year period, the Records will be destroyed by Certified Shredding, or any method deemed appropriate by InfoStore.

SECTION 5. FEES

On or before the Effective Date, the Trust will pay to InfoStore a one-time fee of approximately $10,000 for its services to be performed under this Plan. The exact fee to be paid to InfoStore shall be agreed upon by the parties and reflected in a written agreement between them.

SECTION 6. AMENDMENTS

InfoStore understands that the Trust will cease to exist shortly after the Effective Date of this Plan. Therefore, no amendments to this Plan may be made after the Effective Date.

SECTION 7. ASSIGNMENT

Because of the duration of its obligations under this plan, InfoStore is permitted to assign its obligations under this Plan to another entity with appropriate experience in the document management business.


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                                    EXHIBIT B

                      RESOLUTIONS OF THE BOARD OF TRUSTEES

                                  JUNE 30, 2008

      RESOLVED, that it is in the best interests of the Trust to adopt the draft Plan for the Maintenance, Preservation and Destruction of Books and Records presented to this meeting, and the same be, and hereby is, approved and adopted; and be it further

      RESOLVED, that it is in the best interests of the Trust to file for approval from the Securities and Exchange Commission (the "SEC") the above-referenced Plan for the Maintenance, Preservation and Destruction of Books and Records; and be it further

      RESOLVED, that the estimate from InfoStore Records Center of approximately $10,000 for storage and preservation of the Trust's books and records for ten years, followed by the destruction of such books and records, is reasonable, and the same hereby is approved.